UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

 Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 18, 2020, regarding the closing of Natura &Co Holding S.A.’s share repurchase program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: February 20, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 18, 2020, regarding the closing of Natura &Co Holding S.A.’s share repurchase program.

Publicly Held Company

CNPJ/MF n° 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO THE MARKET

Closing of the Buyback Program

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO), a publicly held company headquartered in the City of São Paulo, State of São Paulo, at Av. Alexandre Colares, 1,188, Room A17 - Bloco A, Parque Anhanguera, Zip Code 05106-000 ("Company"), in compliance with the provisions of the Securities and Exchange Commission Instruction n. 567, of September 17, 2015, informs its shareholders and the market in general the closing, on the present date, of the Share Buyback Program of the Company, as approved at a meeting of its Board of Directors and disclosed in the Material Fact dated February 6, 2020 (“Repurchase Program”), considering the acquisition of all of the shares subject to the Repurchase Program.

Under the terms of the Buyback Program, since its approval until February 17th, 2020, the Company acquired on the stock exchange, at market prices, the total of 1,114,460 (one million, one hundred and fourteen thousand, four hundred and sixty) common shares issued by the Company, which may be used to meet the Company's obligations arising from the eventual exercise of the Company's restricted share programs and stock options, and may also be held in treasury, disposed of or canceled under the terms of the law.

São Paulo, February 18th, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer